UNITED STATES                OMB NUMBER
               SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549               SEC FILE NUMBER
                                                            001-11815
                           FORM 12b--25                  CUSIP NUMBER
                                                         1534 70 10 9

                    NOTIFICATION OF LATE FILING

(Check One): [X] Form 10--K [ ] Form 20--F [ ] Form 11--K [ ] Form 10--Q [ ] Form N--SAR

              For Period Ended:  DECEMBER 31, 1999

              [   ]  Transition Report on Form 10--K
              [   ]  Transition Report on Form 20--F
              [   ]  Transition Report on Form 11--K
              [   ]  Transition Report on Form 10--Q
              [   ]  Transition Report on Form N--SAR

                        For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION

Full Name of Registrant

CENTRAL FINANCIAL ACCEPTANCE CORPORATION
-----------------------------------------------------------------------------
Former Name if Applicable

5480 East Ferguson Drive
-----------------------------------------------------------------------------
Address of Principal Execution Office (Street and Number)

COMMERCE, CA  90022
-----------------------------------------------------------------------------
City, State and Zip Code


PART II - RULES 12b--25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b--25(b), the following should be completed. (Check box if appropriate)

[X] (a) reasons described in reasonable  detail in Part III of this form could not be eliminated  without unreasonable effort or expense;
[X] (b) The subject annual report, semi-annual report, transition report on Form 10--K, Form 20--F, 11--K or Form N--SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10--Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[X] (c) The  accountant's  statement or other exhibit  required by Rule
        12b--25(c)  has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10--K, 20--F, 11--K, 10--Q, N--SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

        Due to our Board of Directors' determination in December 1999 to discontinue our consumer finance business, we must restate our financial statements for the year ended December 31, 1999 to reflect such discontinuance. This has proven to be a prodigious undertaking and we will not be able to complete the restatement process, and therefore the audit of our financial statements will not be completed, prior to March 30, 2000 in order to timely file our Form 10-K for the year ended December 31, 1999. We fully anticipate that we will file our Form 10-K for the year ended
December 31, 1999 on or before April 14, 2000.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           Gary Cypres               323                        720-8608
         ------------------         -------------         ---------------------
                (Name)               (Area Code)            (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

         Yes.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

         Yes.

         Due to our Board of Directors' determination in December 1999 to discontinue our consumer financial services business, we have shown a loss of $1.5 million on disposal of discontinued operations for the year ended December 31, 1999 on our Consolidated Statements of Income. The loss is comprised of a write down of approximately $6.1 million against the assets in our discontinued operations net of estimated income from operations of the discontinued operations during the phase-out period of $3.6 million, both net of taxes of $1.0 million.

         Income from discontinued operations net of taxes declined by approximately $0.4 million to $4.0 million in 1999 from $4.4 million in 1998. This decrease is attributable to a decrease in revenues from discontinued operations of $0.8 million offset by a decrease in expenses from discontinued operations of $0.2 million and reduction in provision for income taxes from discontinued operations of $0.2 million.

         Income from continuing operations net of taxes increased by $0.1 million in 199 to $0.1 million from $0.0 million in 1998.

         Accordingly, net income from all sources in 1999 declined by $1.8 million to $2.6 million in 1999 from $4.4 million in 1998.

                            CENTRAL FINANCIAL ACCEPTANCE
                    (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  March 29, 2000                      By /s/ A. Keith Wall
----------------------                        -------------------------
                                              A. Keith Wall
                                              Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. THE NAME AND TITLE OF THE PERSON
SIGNING THE FORM SHALL BE TYPED OR PRINTED BENEATH THE SIGNATURE. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                 ATTENTION

[Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).]

                            GENERAL INSTRUCTIONS

1.   This form is required by Rule 12b--25 (17 CFR 240.12b--25) of the
     General Rules and  Regulations  under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished.
     The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulations S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of his chapter).

                                 EXHIBIT INDEX

Exhibit 1         Letter from Independent Auditors
---------

                                   EXHIBIT 1

                       INDEPENDENT ACCOUNTANTS' STATEMENT

Central Financial Acceptance Corporation
5480 East Ferguson Drive
Commerce, California 90022

Ladies and Gentlemen:

Pursuant to Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934, we inform you that we have been furnished a copy of Form 12b-25 to be filed by Central Financial Acceptance Corporation on or about March 29, 2000, which contains notification of the registrant's inability to file its Form 10-K by March 30, 2000. We have read the registrant's statements contained in Part III therein and we agree with the stated reasons as to why we have been unable to complete our audit and report on the consolidated financial statements for the year ended December 31, 1999, to be included in the Registrant's Form 10-K.

         Very truly yours,

         /s/ Arthur Andersen LLP

         Arthur Andersen LLP
         Los Angeles, CA
         March 29, 2000